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                             May 24, 2024

       Eric Healy
       Chief Executive Officer
       BranchOut Food Inc.
       205 SE Davis Ave., Suite C
       Bend, Oregon 97702

                                                        Re: BranchOut Food Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 17,
2024
                                                            CIK No. 0001962481

       Dear Eric Healy:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eranga
Dias at 202-551-8107 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing